July 14, 2005

VIA EDGAR

H. Roger Schwall
Assistant Director
Division of Corporation Finance
Mail Stop 7010
U.S. Securities and Exchange Commission
450 Fifth St., N.W.
Washington, D.C. 20549

Re:	Streicher Mobile Fueling, Inc.
Registration Statement on Form S-3
Filed June 24, 2005
File No. 333-126116

Dear Mr. Schwall:

This letter responds to your letter of July 6, 2005. For convenience we have reflected your question preceding our response thereto.

1.	Please revise the registration statement’s fee table to include the warrants that you are registering.

Response: We have revised the registration statement’s fee table to include the warrants.

Please contact me at (303) 892-7484 if you have any questions or would like to discuss this in more detail.

Sincerely,
/s/ S. Lee Terry, Jr.
S. Lee Terry, Jr. for DAVIS GRAHAM& STUBBS LLP